UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

WILLIAMS CONTROLS, INC.
(Name of Subject Company (Issuer))

CURTISS-WRIGHT CORPORATION
COLUMBIA ACQUISITION SUB, INC.
(Name of Filing Persons (Offerors))

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

969465608
(CUSIP Number of Class of Securities)

Glenn E. Tynan
Chief Financial Officer
Curtiss-Wright Corporation
10 Waterview Boulevard
Parsippany, New Jersey 07054
(973) 541-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Brian C. Miner
James J. Barnes
Reed Smith LLP
2500 One Liberty Place
1650 Market Street
Philadelphia, PA 19103-7301
(215) 851-8100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$124,890,034	$17,035.00

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 8,099,224 shares of common stock, $0.01 par value per share, of Williams Controls, Inc. (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing as of November 13, 2012 (i) 7,502,262 Shares issued and outstanding (including 125,025 shares of unvested restricted stock), and (ii) 596,962 Shares issuable upon the exercise of outstanding options, multiplied by (b) the offer price of $15.42 per Share.

**

The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #7 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$17,035.00	Filing Party:	Curtiss-Wright Corporation and Columbia Acquisition Sub, Inc.

Form or Registration No.:	Schedule TO	Date Filed:	November 15, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

          This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by Curtiss-Wright Corporation, a Delaware corporation (“Curtiss-Wright”), and Columbia Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Curtiss-Wright (“Purchaser”). This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 15, 2012 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Purchaser to purchase each of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Williams Controls, Inc., a Delaware corporation (“Williams Controls”), at a price of $15.42 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 14, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are respectively set forth as Exhibits (a)(1)(A) and (a)(1)(B) hereto, and together with any amendments or supplements thereto, collectively constitute the “Offer.”

          Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 12. Exhibits.

(a)(1)(F)	Letter to Participants in Williams Controls, Inc. 401(k) Plan with respect to the Tender Offer
(a)(1)(G)	Letter of Instruction for Participants in Williams Controls, Inc. 401(k) Plan
(a)(1)(H)	Letter to Holders of Shares of Restricted Stock of Williams Controls, Inc. with respect to the Tender Offer

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2012	CURTISS-WRIGHT CORPORATION

	By:	/s/ Glenn E. Tynan

	Name:	Glenn E. Tynan
	Title:	Vice President and Chief Financial Officer

COLUMBIA ACQUISITION SUB, INC.

	By:	/s/ John Watts

	Name:	John Watts
	Title:	President

EXHIBIT INDEX

(a)(1)(F)	Letter to Participants in Williams Controls, Inc. 401(k) Plan with respect to the Tender Offer
(a)(1)(G)	Letter of Instruction for Participants in Williams Controls, Inc. 401(k) Plan
(a)(1)(H)	Letter to Holders of Shares of Restricted Stock of Williams Controls, Inc. with respect to the Tender Offer